[Sutherland Asbill & Brennan LLP Letterhead]

October 12, 2012

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:          Priority Senior Secured Income Fund, Inc.
File Nos. 333-182941 and 811-22725

Dear Mr. Di Stefano:

On behalf of Priority Senior Secured Income Fund, Inc. (the “Fund”), set forth below is the Fund’s response to the additional oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 10, 2012 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).  The Staff’s comment is set forth below in italics and is followed by the Fund’s response.

l.              We note that you have three separate classes of common stock referenced in your Prospectus. Please explain in your response how these three separate classes comply with the restriction on having more than one class of senior security which is set forth in Section 18(c) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund advises the Staff on a supplemental basis that each of the three separate classes of the Fund’s common stock has identical rights with respect to voting, distribution of assets and the payment of dividends.  Specifically, the classes are intended solely to clarify for potential investors the different sales loads that may be charged for an investment in the Fund, depending on the nature of the investor involved.  The Fund notes that it could likewise charge different sales loads for different classes of investors, even if it had only a single class of common stock.  The Fund therefore believes that none of the three separate classes of its common stock should be viewed as a “senior security” within the meaning set forth in Section

18(g) under the 1940 Act, and that its use of three separate classes of common stock is consistent with both the plain language and the spirit of Section 18(c) under the 1940 Act.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:           M. Grier Eliasek, Prospect Capital Management LLC

Stanton Eigenbrodt, Behringer Harvard Holdings, LLC